                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 2)

      INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-
          1(A) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               Steven Madden, Ltd.
                               -------------------
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    556269108
                                    ---------
                                 (CUSIP Number)

                            Mr. James A. Mitarotonda
                  c/o Barington Companies Equity Partners, L.P.
                         888 Seventh Avenue, 17th Floor
                               New York, NY 10019
                                 (212) 974-5700
                                 --------------

                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                November 16, 2004
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  which is the subject of this  Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f),  or 13d-1(g),  check the following
box: |_|.

----------------------------                           -------------------------
CUSIP No. 556269108                 13D                      Page 2 of 13 Pages
----------------------------                           -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

              Barington Companies Equity Partners, L.P.           13-4088890
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    288,937
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               none
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               288,937
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               none
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     288,937
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     2.21%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                           -------------------------
CUSIP No. 556269108                 13D                     Page 3 of 13 Pages
----------------------------                           -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Barington Companies Offshore Fund, Ltd. (BVI)
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     British Virgin Islands
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    48,535
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               none
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               48,535
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               none
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     48,535
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.37%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                           -------------------------
CUSIP No. 556269108                 13D                      Page 4 of 13 Pages
----------------------------                           -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Parche, LLC                            20-0870632
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    105,496
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               none
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               105,496
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               none
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     105,496
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.81%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                           -------------------------
CUSIP No. 556269108                 13D                      Page 5 of 13 Pages
----------------------------                           -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Starboard Value & Opportunity Fund, LLC      37-1484524
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    553,852
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               none
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               553,852
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               none
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     553,852
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     4.24%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                           -------------------------
CUSIP No. 556269108                 13D                      Page 6 of 13 Pages
----------------------------                           -------------------------

================================================================================
     1         NAME OF REPORTING PERSONS S.S. OR
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               RJG Capital Partners, LP           20-0133443
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    8,600
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                               none
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               8,600
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                               none
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     8,600
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0.066%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

----------------------------                           -------------------------
CUSIP No. 556269108                 13D                      Page 7 of 13 Pages
----------------------------                           -------------------------

     This Amendment No. 2 amends and supplements the Schedule 13D filed with the
Securities  and  Exchange  Commission  on July  30,  2004,  as  amended  by that
Amendment No. 1 filed on November 12, 2004 (the  "Statement"),  by and on behalf of Barington Companies Equity Partners, L.P., Barington Companies Offshore Fund,
Ltd.,  Parche,  LLC,  Starboard  Value & Opportunity  Fund,  LLC and RJG Capital
Partners,  LP (each,  a "Reporting  Entity" and,  collectively,  the  "Reporting
Entities")  with respect to the common  stock,  par value $0.0001 per share (the
"Common Stock"), of Steven Madden, Ltd., a Delaware corporation (the "Company").
The  principal  executive  offices of the Company  are located at 52-16  Barnett
Avenue, Long Island City, New York 11104.

Item 2.     IDENTITY AND BACKGROUND.

            The  second  paragraph  under  Item 2(a) - (c) of the  Statement  is hereby amended and restated as follows:

            As of the  date of  this  filing,  the  Reporting  Entities  are the beneficial  owners  of, in the  aggregate,  1,005,420  shares  of Common  Stock, representing  approximately  7.7%  of  the  shares  of  Common  Stock  presently outstanding.

Item 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            The  information  contained  in Item 3 of the  Statement  is  hereby supplemented as follows:

            Since the filing of the Statement,  the Reporting Entities purchased an aggregate of 37,000 shares of Common Stock.  The amount of funds expended for such purchases was approximately $85,259.50 by Barington Companies Offshore Fund
Ltd. (BVI),  $88,286.72 by Parche,  LLC and $463,505.28 by Starboard Value &
Opportunity Fund, LLC.

            All purchases of Common Stock by the Reporting Entities were made in open market transactions  described in the attached Schedule. All such purchases of Common  Stock were funded by working  capital,  which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.     PURPOSE OF TRANSACTION.

            The  information  contained  in Item 4 of the  Statement  is  hereby supplemented as follows:

            On  November  16,  2004,  James A.  Mitarotonda,  Chairman  of Chief
Executive  Officer of Barington  Capital Group,  L.P.,  sent the letter attached hereto as Exhibit 99.3 to Jamieson A. Karson, the Vice Chairman and Chief Executive
Officer of the Company.  The letter was sent in response to Mr.  Karson's letter dated  November 9, 2004 in which he declined the request of Mr.  Mitarotonda  to meet with him and the  Company's  Chief  Operating  Officer and Chief  Financial
Officer.

----------------------------                           -------------------------
CUSIP No. 556269108                 13D                      Page 8 of 13 Pages
----------------------------                           -------------------------

Item 5.     INTEREST IN SECURITIES OF THE ISSUER.

       Item 5(a) is hereby amended and restated as follows:

(a)  As  of  the  date  hereof,   Barington  Companies  Equity  Partners,   L.P.
beneficially  owns an aggregate of 288,937 shares of Common Stock,  representing approximately  2.21% of the shares of Common Stock presently  outstanding  based upon based upon the 13,053,505 shares of Common Stock reported by the Company to be issued and outstanding as of November 3, 2004 in its Form 10-Q filed with the
Securities  and  Exchange  Commission  on  November  9,  2004 (the  "Issued  and
Outstanding Shares").

            As of the date hereof, Barington Companies Offshore Fund, Ltd. (BVI)
beneficially  owns an aggregate of 48,535 shares of Common  Stock,  representing approximately  0.37% of the shares of Common Stock presently  outstanding  based upon the Issued and Outstanding Shares.

            As of the date hereof, Parche, LLC beneficially owns an aggregate of
105,496 shares of Common Stock,  representing  approximately 0.81% of the shares of Common  Stock  presently  outstanding  based upon the Issued and  Outstanding
Shares.

            As of the date  hereof,  Starboard  Value &  Opportunity  Fund,  LLC beneficially  owns an aggregate of 553,852 shares of Common Stock,  representing approximately  4.24% of the  outstanding  shares of Common  Stock based upon the
Issued and Outstanding Shares.

            As of the date hereof, RJG Capital Partners, LP beneficially owns an aggregate of 8,600 shares of Common Stock, representing  approximately 0.066% of the  outstanding  shares of Common  Stock based upon the Issued and  Outstanding
Shares.

----------------------------                           -------------------------
CUSIP No. 556269108                 13D                      Page 9 of 13 Pages
----------------------------                           -------------------------

Item 7.     MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 is hereby amended and restated as follows:

    Exhibit No. 1            Exhibit Description

      99.1                   Agreement of Joint Filing among Barington Companies
                             Equity Partners, L.P., Barington Companies Offshore
                             Fund, Ltd. (BVI),  Parche,  LLC,  Starboard Value &
                             Opportunity Fund, LLC and RJG Capital Partners,  LP
                             dated July 30, 2004. *

      99.2                   Letter  from  James  A.  Mitarotonda  of  Barington
                             Capital  Group,  L.P. to Jamieson A.  Karson,  Vice
                             Chairman  and  Chief  Executive  Officer  of Steven
                             Madden, Ltd., dated November 5, 2004.*

      99.3                   Letter  from  James  A.  Mitarotonda  of  Barington
                             Capital  Group,  L.P. to Jamieson A.  Karson,  Vice
                             Chairman  and  Chief  Executive  Officer  of Steven
                             Madden, Ltd., dated November 16, 2004.

--------------------------------------

* Previously Filed

----------------------------                           -------------------------
CUSIP No. 556269108                 13D                     Page 10 of 13 Pages
----------------------------                           -------------------------

                                   SIGNATURES

     After  reasonable  inquiry  and to the best  knowledge  and  belief  of the undersigned,  the  undersigned  certify that the  information  set forth in this
Statement is true, complete and correct.

Dated:  November 17, 2004

                              BARINGTON COMPANIES EQUITY
                              PARTNERS, L.P.

                              By: Barington Companies Investors, LLC, its
                                  general partner

                              By:   /s/ James A. Mitarotonda
                                 -----------------------------------------------
                                 Name:  James A. Mitarotonda
                                 Title: Manager

                              BARINGTON COMPANIES OFFSHORE FUND, LTD. (BVI)

                              By:   /s/ James A. Mitarotonda
                                 -----------------------------------------------
                                 Name:  James A. Mitarotonda
                                 Title: Manager

                              PARCHE, LLC
                              By: Admiral Advisors, LLC, its managing
                                  member

                              By:   /s/ Jeffrey M. Solomon
                                 -----------------------------------------------
                                 Name:  Jeffrey M. Solomon
                                 Title: Authorized Signatory

                              STARBOARD VALUE & OPPORTUNITY
                              FUND, LLC

                              By: Admiral Advisors, LLC, its managing
                                  member

                              By:   /s/ Jeffrey M. Solomon
                                 -----------------------------------------------
                                 Name:  Jeffrey M. Solomon
                                 Title: Authorized Signatory

----------------------------                           -------------------------
CUSIP No. 556269108                 13D                    Page 11 of 13 Pages
----------------------------                           -------------------------

                              RJG CAPITAL PARTNERS, LP

                              By: RJG Capital Management, LLC, its general partner

                              By:   /s/ Ronald J. Gross
                                 -----------------------------------------------
                                 Name:  Ronald J. Gross
                                 Title: Managing Member

----------------------------                           -------------------------
CUSIP No. 556269108                 13D                    Page 12 of 13 Pages
----------------------------                           -------------------------

                                    SCHEDULE

     This  schedule  sets forth  information  with  respect to each  purchase of
Common Stock which was effectuated by a Reporting Entity since the filing of the
Statement.  All  transactions  were  effectuated  in the open  market  through a broker.

Shares purchased by Barington Companies Offshore Fund, Ltd.

                                    Number of
Date           Shares               Price Per Share           Cost(1)
----         ---------              ---------------         -----------
11/11/04        5,000               $17.0519                $85,259.50
----------

(1) Excludes commissions and other execution-related costs.

Shares purchased by Parche, LLC

                                    Number of
Date           Shares               Price Per Share           Cost(2)
----         ---------              ---------------         -----------
11/11/04        2400                $17.0519                $40,924.64
11/10/04        2720                $17.4125                $47,362.08
----------

(2) Excludes commissions and other execution-related costs.

Shares purchased by Starboard Value & Opportunity Fund, LLC

                                    Number of
Date           Shares               Price Per Share           Cost(3)
----         ---------              ---------------         -----------
11/11/04       12,600               $17.0519                $214,854.36
11/12/04       14,280               $17.4125                $248,650.92
----------

(3) Excludes commissions and other execution-related costs.

                                                                    EXHIBIT 99.3

                             Barington Capital Group

                                November 16, 2004

Mr. Jamieson A. Karson
Vice Chairman and Chief Executive  Officer
Steven Madden, Ltd.
52-16 Barnett Avenue
Long Island City, New York 11104

Dear Jamie:

            Thank  you  for  your  letter  dated   November  9,  2004.  We  were
disappointed that as the steward of a publicly-owned company you would refuse to meet with one of your largest stockholders.

            With respect to our Schedule 13D filings, we are confident that they are in full  compliance with  applicable  law.  Furthermore,  your claim that we asked one of your directors that the Company  repurchase our shares is incorrect
--  our  interest  is to  enhance  shareholder  value  for  the  benefit  of all stockholders of Steven Madden, Ltd.

            It appears that you have misread our good intentions. As a concerned stockholder,  we  remain  hopeful  that you and your  Board  of  Directors  will reconsider  your decision and agree to meet with me and my colleagues to discuss constructive  measures that we believe will enhance the  profitability and share price performance of the Company for the benefit of all of its stockholders.

                                           Very truly yours,

                                           /s/ Jim
                                           -------------------------------------

                                           James A. Mitarotonda